BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

August 2, 2007

Via EDGAR

Michael Clampitt
Staff Attorney
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Clampitt:

Re:	Legacy Mining Ltd. (the “Company”)
Form SB-2, amendment number 6, filed June 24, 2007
File No. 333-138672

In response to your comment letter dated August 1, 2007, the Company makes the following responses and has made the following changes to its Registration Statement:

Prospectus Cover

1.	Please review the cover to indicate which shares will be sold first, those of the company or the selling shareholders.

ANSWER: The following sentence has been added to the Prospectus Cover, “Sales of shares pursuant to our director offering and by the selling shareholders will take place concurrently.”

2.	Please disclose that the proceeds from the sale of company shares will be available for immediate use.

ANSWER: The following sentence has been added to the Prospectus Cover, “Proceeds from the sale of stock pursuant to our direct offering will be available for our immediate use.”

3.	Please move the last sentence of the paragraph – regarding the possibility of a loss to the company from the offering – to the beginning of the paragraph and place it in bold face type.

ANSWER: The last sentence has been moved to the beginning of the paragraph. It has also been changed to bold face type.

4.	Please ensure that your cover is limited to one page.

ANSWER: The cover has been formatted to one page.

Net Proceeds to us, page 12

5.

Please revise this section to specifically disclose the reason for the offering, given that it may result in a loss to the company. We note the disclosure regarding SEC reporting status and listing of the shares. If these are the reasons for the offering specifically disclose this and explain why these events are desired, even at the risk of an offering that losses money. Provide comparable information on page 22.

ANSWER: The following has been added to both page 12 and page 22, ”Obtaining a listing on the OTC Bulletin Board may make us more attractive to potential investors. This might make it easier for us to raise additional funds in the future and may make us more successful in furthering our business plan.”

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /S/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC